UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36826

Advanced Accelerator Applications S.A.

(Exact name of registrant as specified in its charter)

20 rue Diesel
01630 Saint-Genis-Pouilly, France
Tel:  +33 (0) 4 50 99 30 70
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value €0.10 per share

(Title of class of securities)

F0R0DZ103

(CUSIP Number of class of securities)

American Depositary Shares, each of which represents 2 Ordinary Shares, par value €0.10 per share

(Title of class of securities)

00790T100*
(CUSIP Number of class of securities)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 85

* This CUSIP number is assigned to the registrant’s American Depositary Shares, each representing two (2) Ordinary Shares.

Pursuant to the requirements of the Securities Exchange Act of 1934, Advanced Accelerator Applications S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ADVANCED ACCELERATOR APPLICATIONS S.A.

Date:	February 12, 2018	By:	/s/ Susanne Schaffert
Name: Susanne Schaffert
Title: Président — Directeur Général